Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No.1 to the Registration Statement (Form S-4 No 333-228188) and related proxy statement/prospectus of STERIS Limited for the registration of its ordinary shares and to the incorporation by reference therein of our reports dated May 30, 2018, with respect to the consolidated financial statements and schedule of STERIS plc, and the effectiveness of internal control over financial reporting of STERIS plc (excluding the internal control over financial reporting of entities that were acquired during fiscal 2018) included in its Annual Report (Form 10-K) for the year ended March 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Cleveland, Ohio

January 11, 2019